UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                SCHEDULE SC 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )
                                             --


                             MID PENN BANCORP, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock Par value $1.00 per share
                         (Title of Class of Securities)

                                   595 40G 107
                                   -----------
                                 (CUSIP Number)


                   ------------------------------------------
                     (Date of Event Which Requires Filing)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [X ] Rule 13d-1(b)
     [  ] Rule 13d-1(c)
     [  ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        Page 2 of 6 Pages

CUSIP No. 595 40G 107

                             13G

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons

      Mid Penn Bank, Trust Department

2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

      Not Applicable                    (a) [ ]
                                        (b) [ ]

3)  SEC Use Only


4)  Citizenship or Place of Organization

     Commonwealth of Pennsylvania, U.S.A. [Reporting person is the Trust Department of a Pennsylvania state - Chartered
     Bank.]


Number of Shares          (5)   Sole Voting Power
Beneficially                              324,076
Owned by Each                             -------
Reporting
Person With               (6)   Shared Voting Power
                                               0
                                          -------

                          (7)   Sole Dispositive Power
                                           324,076
                                           -------

                          (8)   Shared Dispositive Power
                                               0
                                          -------

9)  Aggregate Amount Beneficially Owned by Each Reporting Person

       324,076


10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*


11) Percent of Class Represented by Amount in Row 9

       11.0%

12) Type of Reporting Person*

       BK*

*BANK


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                                           Page 3 of 6 Pages

Reporting Person
----------------
                                  SCHEDULE 13G
                                  ------------

     Filed by:   Mid Penn Bank, Trust Department

     With:       Securities and Exchange Commission
                 Washington, DC  20549


     Calendar Year
     Covered:   1998


     Item 1(a)  Name of Issuer:
                ---------------

                Mid Penn Bancorp, Inc.

     Item 1(b)  Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                349 Union Street
                Millersburg, PA 17061


    Item 2(a)  Name of Person Filing:
               ----------------------

               Mid Penn Bank, Trust Department

     Item 2(b) Address of Principal Business Office or, if none,
               Residence:
               -------------------------------------------------

               349 Union Street
               Millersburg, PA 17061


     Item 2(c) Citizenship:
               ------------

               Commonwealth of Pennsylvania, U.S.A. (Reporting
               Person is the Trust Department of a Pennsylvania
               State-Chartered Bank)

     Item 2(d) Title of Class of Securities:
               -----------------------------

               Common Stock, par value $1.00 per share

                                         Page 4 of 6 Pages


     Item 2(e) CUSIP Number: 595 40G 107


     Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or Dealer registered under Section 15 of the Act.

               (b)  [X] Bank as defined in section 3(a)(6) of the Act.

               (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act.

               (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940.

               (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  [ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


     Item 4. Ownership (as of December 31, 1998)
             ----------------------------------

     (a)  Amount Beneficially Owned:
          324,076 shares of Common Stock, par value $1.00 per share.

     (b)  Percent of Class:  11.0%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the
               vote                         324,076
                                          -----------

          (ii) shared  power  to  vote  or
               to direct the vote              0
                                          -----------

         (iii) sole power to dispose or to direct the
               disposition of:              324,076
                                          -----------

         (iv)  shared power to dispose or to direct the
               disposition of:                 0
                                          -----------

                                           Page 5 of 6 Pages

     Item 5.  Ownership of Five Percent or Less of a Class:

              Not Applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of
              Another Person.

              324,076 shares of the Issuer that are "beneficially owned" by Mid Penn Bank, Trust Department, are held in its fiduciary capacity in its nominee name, NEBCO. Mid Penn Bank, Trust Department has sole Power to vote or to direct the vote of 324,076 shares of the Issuer and sole power to dispose or to direct the disposition of 324,076 shares of the Issuer.

     Item 7.  Identification and Classification of the
              Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company.

              Not Applicable


    Item 8.   Identification and Classification of Members of the
              Group:

              Not Applicable

    Item 9.   Notice of Dissolution of Group:

              Not Applicable

    Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                           Page 6 of 6 Pages



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1999


                                      /s/ Patricia A. Walter
                                      -----------------------
                                      Patricia A. Walter, Trust
                                      Officer
                                      MID PENN BANK